Exhibit (n)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have included our report dated March 6, 2014 (except for the effects of the revision described in Note 1 – Incentive Fee Revision, as to which the date is October 7, 2014) with respect to the financial statements and financial highlights of Stellus Capital Investment Corporation for the years ended December 31, 2012 and 2013 and our report dated October 7, 2014 with respect to the Senior Securities table of Stellus Capital Investment Corporation contained in the Prospectus and Registration Statement. We consent to the use of the aforementioned reports in the Prospectus and Registration Statement, and to the use of our name as it appears under the captions “Senior Securities” and “Independent Registered Public Accounting Firm.”

/s/ GRANT THORNTON LLP

Houston, Texas

October 7, 2014